

February 8, 2023

Nelson Grist
Chief Executive Officer
Perk International, Inc.
2375 East Camelback Rd., Suite 600
Phoenix, AZ 85016

      Re: Perk International, Inc.
          Form 10-K for Fiscal Year Ended May 31, 2022
          Filed September 14, 2022
          File No. 000-56184

Dear Nelson Grist:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2022

Report of Independent Registered Public Accounting Firm, page 8

1.   Please amend your filing to include a conformed signature in the audit report for the years ended May 31, 2022 and May 31, 2021, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the entirety of Item 8 and appropriate updated certifications that refer to the Form 10-K/A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services